M-real Corporation, Stock Exchange Release 1.6.2007

M-REAL SELLS ITS CARTON PLANT IN HUNGARY

M-real, part of the Metsäliitto Group, has today, 1 June, sold its carton plant in Hungary under a share sales agreement that became effective immediately. The combined debt-free price of this disposal and the disposal of the carton plant in Finland on 31 May 2007 amounts to approximately EUR 35 million. M-real will book a loss of approximately EUR 2 million from the transactions in its result for the second quarter of 2007. The transactions will have a slightly negative impact on M-real's operating profit excluding non-recurring items in 2007.

The entire share capital of M-real's subsidiary M-real Petöfi Nyomda Kft was sold to the German STI Group. The Petöfi carton plant is located in Kecskemét, Hungary, and produces consumer packaging products for the pharmaceutical, consumer electronics and other industries. The plant has some 420 employees.

The sale of the carton plants in Finland and Hungary will result in a reduction of the annual sales of M-real's Consumer Packaging business area by approximately EUR 55 million. The divestments are part of M-real's restructuring programme which was announced in October 2006.

"As part of the restructuring programme announced in October we are also evaluating our other assets from a strategic point of view. We believe that these disposals will generate the targeted proceeds of EUR 500 million or even exceed them during 2007," says **Seppo Parvi**, CFO at M-real.

M-real continues negotiations with regard to the sale of its carton plant in Belgium.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

Exemption number: 82-3696

M-real Corporation, Stock Exchange Release 31.5.2007

M-REAL SELLS ITS CARTON PLANT IN FINLAND

M-real, part of the Metsäliitto Group, has today 31 May, 2007 sold the entire share capital of its subsidiary Tako Carton Plant Ltd. to Pyroll Ltd with immediate effect. The transaction has no material impact on M-real's financial ratios.

Tako's carton plant is located in Lielahti, Tampere, and employs some 160 persons. The plant produces consumer packaging products for the food processing and other industries.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

Exemption number: 82-3696

END